Exhibit 99.9

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F, and the documents incorporated by reference therein, of Silvercorp Metals Inc. for the fiscal year ended March 31, 2024, and any amendments thereto (the “40-F”), to be filed with the United States Securities and Exchange Commission (the “SEC”), and the Annual Information Form (the “AIF”) and Management’s Discussion and Analysis (the “MD&A”) for the year then ended, which are filed as exhibits to and incorporated by reference in the 40-F, and the Registration Statement on Form S-8 (Registration No. 333-162546) of Silvercorp Metals Inc. filed with the SEC (the “Registration Statement”).

I hereby consent to the use of my name and references to, excerpts from, and summaries of, the following reports:

Technical Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated effective September 20, 2022; and

Technical Report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” prepared for Silvercorp Metals Inc., dated effective March 31, 2021 in the 40-F, the AIF, the MD&A and the Registration Statement.

/s/ Alan Riles

Alan Riles, B.Met, MAIG

June 4, 2024